Press Release
[Graphic omitted] Ahold
                                                 Royal Ahold
                                                 Corporate Communications



                                          Date:  August 28, 2003
                          For more information:  +31 75 659 57 20



Ahold nominates Peter Wakkie to Corporate Executive Board

Zaandam, The Netherlands, August 28, 2003 -- The Ahold Supervisory Board today announced its proposal to nominate Mr. Peter Wakkie as Chief Corporate Governance Counsel and member of the Corporate Executive Board. He will assume his position at Ahold starting October 15, 2003.

Wakkie will supervise the legal discipline within Ahold worldwide. He will supervise the legal aspects of organizational transactions and the preparations of legal reports and statements. Wakkie will also play a leading role in the process of improving corporate governance throughout the company. In this he will be responsible for reviewing internal governance, policies and practices for legal compliance as well as conformance to ethical and social standards. Additionally, he will be tasked with developing and implementing initiatives on corporate social responsibility. Moreover, he will be responsible for all operating policies together with the other members of the Corporate Executive Board.

Wakkie (55) joined leading Dutch legal firm De Brauw Blackstone Westbroek in 1972, specializing in mergers and acquisitions and corporate litigation. He became partner at the firm in 1979 and was managing partner from 1997 until 2001. Between 1978 and 1982 he served as resident partner of De Brauw Blackstone Westbroek in New York.

Acting CEO Anders Moberg commented on the nomination: "The board is very pleased that Peter, as a leading expert in the Netherlands on corporate governance, has decided to join Ahold. He has a long-standing reputation as a talented negotiator and highly competent legal corporate advisor both within the legal profession and in the retail industry. We are confident that Peter will make an important contribution toward ensuring solid corporate governance throughout the organization."

The Ahold Corporate Executive Board will comprise the following members once Wakkie joins the company: Anders Moberg, Acting President & CEO; Hannu Ryopponen, Acting CFO; Dudley Eustace, interim CFO; Bill Grize, Jan Andreae, Theo de Raad and Peter Wakkie.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

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Chairman Jaap de Keijzer of De Brauw Blackstone Westbroek commented that he respects Wakkie's decision to join Ahold. "It is a wonderful challenge for Peter and an excellent choice by Ahold. He is not only a gifted lawyer but a charming and honest man with his heart in the right place. Peter worked at De Brauw for 31 years, 4 of which he served as chairman. He has contributed a lot to the company and his colleagues will miss him."

Ahold Corporate Communications:  +31.75.659.57.20